Exhibit 99.1

RADWARE ANNOUNCES 2026 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL, April 20, 2026 – Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced that its 2026 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") will be held on Monday, May 25, 2026, at 9:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA. The record date for the Meeting is April 21, 2026.

The agenda of the Annual General Meeting is as follows:

1.	To elect Mr. Stanley Stern, Mr. Israel Mazin and Mr. Alex Pinchev as Class III directors of the Company until the annual general meeting of shareholders to be held in 2029;

2.	To approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the President and Chief Executive Officer of the Company; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the proposals listed above, at the Annual General Meeting, the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

All Proposals require the approval of a simple majority of the shares voted on the matter at the Annual General Meeting, either in person or by proxy; provided that with respect to Proposal 2 either (i) the shares voted in favor of such Proposal include at least a majority of the shares voted at the Meeting, either in person or by proxy, by shareholders who are not “controlling shareholders” and do not have a “personal interest” (as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in such matter or (ii) the total number of shares voted against such proposal by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

Two or more persons holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s Articles of Association.

Additional Information and Where to Find It

In connection with the Annual General Meeting, Radware will make available to its shareholders of record a proxy statement describing the various proposals to be voted upon at the Meeting, the procedures for voting by proxy, and various other information related to the Meeting, along with a proxy card enabling Radware's shareholders to indicate their vote on each proposal. The Company will also furnish copies of the proxy statement and proxy card to the U.S. Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at https://www.radware.com/ir/financial-info/ or by directing such request to the Company’s Investor Relations department at ir@radware.com.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gina Sorice, ginaso@radware.com

###

Safe Harbor Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission (SEC) from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

###